Mail Stop 4561
								August 25, 2005

By U.S. Mail and Facsimile to (209) 830-6981

Robert E. Bloch
Executive Vice President and Chief Financial Officer
Service 1st Bancorp
2800 West March Lane, Suite 120
Stockton, California, 95219

Re:	Service 1st Bancorp
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	File No. 000-50323

Dear Mr. Bloch:

      We have reviewed your response filed on August 23, 2005, to our comment letter dated August 4, 2005, and have the following additional comments:

1. Please revise the appropriate section of your document to include
a discussion of your loan sales activities as set forth in your response to prior comment 1.
2. Please refer to prior comment 1 and reclassify the cash flows
related to the sale of SBA loans as operating cash flows.   Refer
to
paragraph 9 of SFAS 102.
3. Please refer to prior comment 3. It remains unclear as to how your disclosed policy for amortizing the servicing asset using a method that approximates the level yield method complies with paragraph 13 of SFAS 140. Please revise accordingly.
4. Please revise to disclose your policy for identifying and measuring impairment of your servicing assets.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Paul Cline
      Senior Accountant




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Robert E. Bloch
Service 1st Bancorp
August 25, 2005
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